FREE WRITING PROSPECTUS DATED MARCH 4, 2008
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-130074

CLAYMORE CEF INDEX-LINKED
GS CONNECT EXCHANGE TRADED NOTESSM
INDEX-LINKED NOTES DUE 2037 (LINKED TO THE CLAYMORE CEF INDEX)

ETN Issuer:	GS Finance Corp.
ETN Guarantor:	The Goldman Sachs Group, Inc.
ETN Maturity Date:	December 10, 2037
ETN Primary Exchange:	NYSE Arca
ETN Ticker:	GCE
ETN Intraday Indicative Value Ticker:	GCEIV
Index Adjustment Amount:

Calculated daily based on 0.95% per annum and the closing level of the Index on that day. The index adjustment amount will inure to our benefit and enable us to profit from the notes. For more details on how the index adjustment amount is determined, please see the section entitled “How Will the Return on the Notes Be Calculated?”

Interest Payments:	A variable amount, if any, payable quarterly and reduced by the index adjustment amount, including any index adjustment amount shortfall
Underlying Index:	Claymore CEF Index
Index Sponsor:	Claymore Securities, Inc. (“Claymore”)
Index Calculation Agent:	Dow Jones Indexes (“Dow Jones”)
Bloomberg Index Ticker:	CLMRCEF
ETN Liquidity:	Intraday on NYSE Arca during normal trading hours
ETN Redemption Feature:	Redeemable on a weekly basis at the option of the holder, subject to a minimum redemption of 100,000 notes. For more details on redemption, please see the Prospectus Supplement
ETN CUSIP:	362273 104

The Claymore CEF Index-Linked GS Connect Exchange Traded Notes (“the notes” or “ETNs”) are senior, unsecured obligations of GS Finance Corp., unconditionally guaranteed as to payment of principal, interest and premium (if any) by The Goldman Sachs Group, Inc., and are listed on the New York Stock Exchange Arca. Exchange Traded Notes allow investors to gain exposure to underlying markets and strategies that may be difficult to access via traditional investment vehicles such as stocks and bonds. Investors in Exchange Traded Notes are typically not protected against loss of principal and the ETNs may or may not bear interest. For details on how Exchange Traded Notes work, and the risks associated with investing in Exchange Traded Notes in general, please see the section entitled “GS Connect Exchange Traded Notes Overview”.

The underlying Index for this ETN is the Claymore CEF Index (the “Index”). The Index seeks to track the overall performance of a portfolio of closed-end funds (each, a “CEF”) that meet certain liquidity, income and market valuation criteria, among other factors. The ETNs may make a variable quarterly interest payment based on distributions made by the CEFs underlying the Index.

We have engaged or will engage Claymore to provide certain marketing services relating to the notes, for which Claymore will be paid a fee. In addition, CEFs owned or operated by Claymore may be selected as Index funds from time to time.

The ETNs are not protected against loss of principal and may lose value over time. Please see the
Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.

WHY INVEST IN THE CLAYMORE CEF INDEX-LINKED GS CONNECT ETN?

The Claymore CEF Index-Linked GS Connect ETN provides a way for investors to gain broad-based exposure to a portfolio of CEFs that meet a predefined set of criteria. The screening process by which CEFs are selected for inclusion in the Index is used to identify desirable CEFs within the universe of eligible CEFs. These measures include, but are not limited to, tests for the CEFs’ longevity, liquidity, distributions and market price.

Because ETNs can be traded freely and are continuously offered until maturity, their value can be expected to closely track the value of the Index. Thus, the ETNs provide transparency as to their value, liquidity and transferability. For more details, please refer to amendment no. 2 to the prospectus supplement no. 1, dated March 3, 2008, to the prospectus supplement, dated December 4, 2007, and the prospectus, dated December 4, 2007 (the “Prospectus Supplement”).

HOW WILL THE RETURN ON THE NOTES BE CALCULATED?

The amount we pay you on your notes at maturity will be calculated on the determination date (three trading days before the maturity date) as follows:

•	First, we will add (i) the outstanding face amount of your notes plus (ii) the outstanding face amount multiplied by the index return. The index return will equal the quotient of (i) the closing level of the Index on the determination date minus the reference distribution amount (as defined below) as of the determination date minus the initial Index level set on the trade date divided by (ii) the initial Index level set on the trade date, expressed as a percentage. If the closing level of the Index on the determination date declines from the initial Index level, the index return will be negative.
•	Second, we will subtract any index adjustment amount shortfall (as defined below) calculated on the determination date from the result calculated in the bullet point above. The amount payable on your notes at maturity will never be less than zero.

WILL THE NOTES PAY INTEREST?

Your notes may pay interest. For each note you hold on the regular record date, you will be paid on each quarterly interest payment date an amount equal to the difference between (i) the reference distribution amount (as defined below) minus (ii) the index adjustment amount accrued from the previous interest valuation date to the applicable interest valuation date (including any index adjustment amount shortfall).

The “reference distribution amount” will equal the accumulated distribution amount, which is the sum of the cash dividends or other distributions paid by the funds underlying the Index (each, an “index fund”), calculated on a quarterly basis (except on the determination date) by the Index calculation agent. For more details, please refer to the Prospectus Supplement.

The “index adjustment amount” will be calculated on a daily basis and will equal (i) 0.95% per year times (ii) the outstanding face amount of your notes times (iii) the index factor (as defined below) for the applicable date. The index adjustment amount will accumulate from the last interest valuation date (the last index business day in March, June, September and December) to the next index valuation date and will include any accumulated index adjustment amount shortfall (as defined below). The index adjustment amount that will reduce any interest payment will inure to our benefit and enable us to profit from the notes.

An “index adjustment amount shortfall” will occur if the index adjustment amount exceeds the reference distribution amount on any interest valuation date and will equal the excess of the index adjustment amount over the reference distribution amount. If an index adjustment amount shortfall occurs, you will not be paid any interest on the corresponding interest payment date and the index adjustment amount shortfall will be deducted from the reference distribution amount in respect of the next interest payment date. Any index adjustment amount shortfall will be carried forward until (i) it is satisfied in full or (ii) the determination date (when it will be subtracted from your payment at maturity), whichever is earlier.

The interest valuation dates will be the last index business day of the month in March, June, September and December and the determination date. The interest payment dates will be 10 business days following the interest valuation dates, except that the last interest payment date will be the maturity date, subject to market disruption events. The regular record dates will be the third business day following an interest valuation date, except for the last regular record date, which will be the stated maturity date.

The notes are not protected against loss of principal. You could lose a substantial portion of your investment in the notes if the final Index level declines from the initial Index level producing a negative index return. Moreover, any distribution on your notes on any interest payment date or upon redemption will be reduced by the applicable index adjustment amount, which

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	2

could include any index adjustment amount shortfall and any payment at maturity will be reduced by any index amount shortfall calculated on the determination date.

CAN I REDEEM MY NOTES?

You can elect to redeem your notes in whole or in part on any weekly redemption date, subject to certain conditions described in the Prospectus Supplement. The amount we will pay you for the notes you elect to redeem will be calculated on the redemption valuation date as follows:

•	First, we will multiply (i) the face amount of the notes being redeemed by (ii) the Index factor for the applicable redemption valuation date. If the applicable redemption valuation date falls on an interest valuation date, the Index factor used to determine the return on principal only for the early redemption amount will be (i) the closing level of the Index on that day minus the reference distribution amount on that day divided by (ii) the initial Index level set on the trade date.
•	Second, we will subtract from the result calculated in the bullet point above the accrued index adjustment amount from (but excluding) the previous interest valuation date to the redemption valuation date, including any applicable index adjustment amount shortfall. If the applicable redemption valuation date falls on an interest valuation date, the accrued index adjustment amount will be subtracted from the applicable interest payment. If there is an index adjustment amount shortfall, then you will not receive an interest payment and the shortfall will be subtracted from the return on your principal.

WHAT IS THE INDEX AND WHAT DOES IT TRACK?

The Claymore CEF Index is designed to track the performance of a weighted basket of CEFs. The level of the Index goes up or down depending on the overall price performance and distribution amounts of the underlying CEFs, which we call “index funds”. The Index was created in December 2007 by Claymore Securities, Inc., the Index sponsor, and has little prior performance history. Certain of our affiliates reviewed and commented on the methodology underlying the Index at the time the Index was created, but neither we nor any of our affiliates have had or will have any involvement in the design, maintenance or calculation of the Index. For more details about the Index, please refer to the section below entitled “Composition of the Index” and the Prospectus Supplement.

WHAT IS A CLOSED-END FUND?

CEFs are collective investment vehicles with a fixed number of shares that invest in equity or income-producing securities, including fixed-income underliers. There are currently over 600 CEFs listed on securities exchanges in the United States, the majority of which are actively managed by an investment advisor. In the United States, CEFs are regarded as investment companies by the Securities and Exchange Commission (the “SEC”) and are subject to regulation under the Investment Company Act of 1940, as amended. CEFs generally focus their investments on certain types of securities, sectors or strategies. Investment objectives could include high current income, tax-advantaged income, capital growth or balanced strategies.

When they launch, CEFs sell a fixed number of shares through an initial public offering, after which the shares might trade on a major stock exchange, similar to common stock. New shares are rarely issued after the closed-end funds are launched (although subsequent offerings in various forms have been completed). Typically an investor can acquire shares in a CEF after the initial offering only by buying shares on a secondary market from a broker, market maker or other investor.

The price of a share in a CEF is determined by the price at which investors are willing to buy and sell shares in the market. The value of the investments in the CEF, or its NAV, is only one factor that contributes to the market price. The NAV is the total value of all of the securities in the CEF divided by the number of shares in the CEF. Supply and demand factors may cause the share price of a CEF to deviate from its NAV. When a CEF's share price is higher than the NAV, it is said to be selling at a “premium”. When it is lower, it is said to be selling at a “discount” to the NAV.

CEFs often typically use leverage to enhance their returns, i.e., they borrow cash to invest and hope to earn a higher yield, and often employ risk-mitigating strategies to offset any potential investment losses.

WHY INVEST IN CLOSED-END FUNDS?

Investors typically choose to invest directly in closed-end funds because they seek current income and closed-end funds often make periodic distributions. Investors who seek diversification and a longer term investment strategy also choose closed-end funds because closed-end funds often typically have a stable asset base and trade at a discount to their net asset value, which may give investors the opportunity to enhance their overall investment return. In addition, closed-end funds do not redeem their shares so they can invest all of their available capital and they can invest in longer-term investments. Further, because they do not market and distribute shares on a continuous basis, closed-end funds often have lower operating costs.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	3

AN INVESTMENT IN THE ETN IS DIFFERENT FROM AN INVESTMENT IN A CLOSED-END FUND

An investor in the ETN is purchasing a debt instrument from GS Finance Corp., unconditionally guaranteed by The Goldman Sachs Group, Inc., where the return is linked to both the future price performance and distributions made by the CEFs underlying the Index and the creditworthiness of the issuer. As an investor in the note, you will not own or have the rights to the Index or the CEFs underlying the Index.

WHO IS THE INDEX SPONSOR?

Claymore Securities, Inc. is a privately held financial services company offering access to investment solutions for financial advisors and their clients. Claymore partners with what it believes to be best-in-class asset management partners and Index specialists through a wide variety of investment products. Claymore entities have provided supervision, management, servicing or distribution on more than $19 billion in assets as of October 31, 2007 through exchange-traded funds, unit investment trusts, closed-end funds, mutual funds and Exchange Traded Notes.

COMPOSITION OF THE INDEX

The following serves as a summary of the Index methodology and construction. For more details about how the Index is constituted and balanced, please see the Prospectus Supplement.

The Index is constituted and balanced by the Index sponsor every 367 days (each a “reconstitution date”). The Index constitution begins with a screening process. Claymore identifies CEFs in existence using commercially available third party data services* and then narrows the universe of CEFs based on the following criteria:

•	CEFs must be listed on a major U.S. securities exchange
•	CEFs that generate non-taxable income are excluded
•	Interval CEFs, which periodically offer to repurchase shares from their holders, are excluded
•	CEFs must have an operating history of at least six months
•	CEFs must have a market capitalization of at least $250 million
•	CEFs must have a share price of at least $5.00
•	CEFs must have a trading volume of at least one million shares over each of the past six months
•	CEFs must be organized in the United States

* Claymore makes no representation as to the accuracy of any third party data.

Once the universe of CEFs is narrowed by the screening process, Claymore assigns each CEF that is eligible for inclusion in the Index (each, an “eligible fund”) two different percentile rankings – a distribution yield percentile ranking and a premium/discount percentile ranking – that are used to identify the eligible funds with (1) the highest distribution yield and (2) the highest percentage trading discount to the eligible fund’s NAV.

•	An eligible fund’s distribution yield percentile ranking is based on the eligible fund’s distribution yield as of the reconstitution date. For each eligible fund, the distribution yield is the quotient of (i) the sum of all cash and other distributions made by the eligible fund during the past 12 months divided by (ii) the eligible fund’s closing share price on the reconstitution date.
•	An eligible fund’s premium/discount percentile ranking is based on the percentage difference between the eligible fund’s market price and its NAV as of the reconstitution date.
•	The Index sponsor then takes the weighted average of the distribution yield percentile ranking and the premium/discount percentile ranking for each eligible fund and assigns each eligible fund a composite ranking based on a 20% weighting for the distribution yield percentile ranking and an 80% weighting for the premium/discount percentile ranking.
•	Based on the eligible funds’ composite ranking, the Index sponsor selects the top 70% ranked eligible funds as index funds. If the top 70% of eligible funds corresponds to more than 75 funds, only the top ranked 75 eligible funds are selected as index funds.

Once the index funds are selected, they are then assigned a certain weighting within the Index based on their liquidity and market valuation on the reconstitution date, where those CEFs with higher trading volumes are weighted more heavily within the Index. They are also assigned a fund multiplier (as defined below), which is meant to demonstrate the number of shares held by the Index, that will remain constant from one reconstitution date to the next. No index fund will account for more than 5% of the total weighting of the Index, based on the index fund’s trading value, at each reconstitution date. Following each reconstitution date, the weighting of any index fund at any time prior to the next reconstitution date will fluctuate based on the performance of the index fund and may exceed or be less than 5% of the total weighting of the Index.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	4

Each index fund’s fund multiplier will equal (a) the fund’s weighting calculated in the weighting process, times (b) the closing level of the Index on the rebalancing effective date minus the fund’s accumulated distribution amount on the effective date divided by (c) the closing fund price on the rebalancing effective date. The rebalancing effective date is three days following the reconstitution date.

CAN THE COMPOSITION OF THE INDEX AND THE WEIGHTINGS OF THE INDEX FUNDS CHANGE OVER TIME?

The Index will be reconstituted (i.e. CEFs may be added or deleted) and rebalanced (i.e. weightings may be redistributed) by Claymore every 367 days. Claymore will disclose the reconstitution and rebalancing information to Dow Jones and Dow Jones will publish the new portfolio of index funds on its website or some other publicly available source as soon as possible after the reconstitution date. The reconstitution and rebalancing will take effect on the day that is three index business days following the reconstitution date (the “effective date”).

DOES THE INDEX DIVERSIFY THE TYPES OF FUNDS INCLUDED IN THE INDEX?

The Index sponsor selects CEFs based on liquidity, income and market valuation. Most CEFs follow a specific investment strategy, i.e., they concentrate their investments in particular types of securities or sectors. Because there is no diversification element to the methodology underlying the Index, you may be exposed at various times to a large percentage of index funds that follow a particular investment strategy or invest in a particular type of security. Therefore, you may be subject to certain risks associated with those types of CEFs and the investments they make, including sector and strategy risks. For more information about the types of risks associated generally with CEFs, please see the section entitled “The Index” in the Prospectus Supplement.

TYPES OF FUNDS CURRENTLY REPRESENTED IN THE INDEX

The following pie chart represents a snapshot of the types of index funds represented in the Index as of February 28, 2008. While the composition of the Index is expected to change over time, the Index is intended to provide broad-based exposure to a variety of CEFs with different investment strategies. The “Cash” component in the pie chart below represents the accumulated distribution amount (as defined under “How is the Index Calculated” below) currently represented in the Index.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	5

HOW IS THE INDEX CALCULATED?

On any index business day, the level of the Index will equal the sum of:

(i)	the accumulated distribution amount (as defined below), and

(ii)	the sum of the products, for each index fund, of (a) the last available trading price of each index fund as reported by its respective primary securities exchange multiplied by (b) the applicable fund multiplier.

The “accumulated distribution amount” will equal the sum of the cash dividends or other distributions paid by each of the index funds from the day following the last index business day in March, June, September and December (each, a “cash adjustment date”) to and including the next cash adjustment date (a “determination period”), as observed by the index calculation agent. Any non-cash dividends that would have been payable to a holder of an index fund during any determination period will be valued in cash by the index calculation agent and will be included in the accumulated distribution amount. At the open of the index business day following each cash adjustment date, the level of the Index will be reduced by the accumulated distribution amount and the accumulated distribution amount will be reduced to zero. As a result, the Index level will decline following each cash adjustment date, assuming the accumulated distribution amount is greater than zero.

SIMULATED HISTORICAL PERFORMANCE OF THE INDEX

The following analysis shows the simulated historical performance of the Index over the period from March 5, 2002 to February 28, 2008. Over this time period, the Index (assuming quarterly reinvestment of dividends and distributions) would have outperformed the S&P 500® Total Return Index by approximately 7.66% on an annualized basis. The Index returns are hypothetical and do not represent note returns. Past performance is not indicative of future results.

THE RESULTS SHOWN IN THE TABLES BELOW ASSUME THAT NO CASH WAS ADDED TO OR WITHDRAWN FROM THE HYPOTHETICAL INVESTMENT IN THE INDEX AND THAT ALL DISTRIBUTIONS WERE REINVESTED ON A QUARTERLY BASIS. YOUR INVESTMENT IN THE NOTES WILL NOT INCLUDE THIS HYPOTHETICAL REINVESTMENT. THIS COMPARISON IS USED ONLY TO DEMONSTRATE THE POTENTIAL IMPACT OF DISTRIBUTIONS YOU WILL RECEIVE AS QUARTERLY COUPON PAYMENTS, BUT WHICH WILL NOT BE REINVESTED AND MAY BE REDUCED BY THE APPLICABLE INDEX ADJUSTMENT AMOUNT.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	6

	Claymore CEF Index (Hypothetical Distributions Reinvested Quarterly)†	S&P 500® Total Return Index
Annualized Return[1]	12.54%	4.88%
Standard Deviation[2]	9.47%	16.19%
Sharpe Ratio[3]	0.99	0.11
Source: Bloomberg, Claymore
Data Range: 3/5/2002 - 2/28/2008, using daily returns
Risk Free Rate Assumption (3 month USD LIBOR): 3.16%

1 Annualized Return: The return an investment generates each year on a compounded basis, over a specified time horizon.

2 Annualized Volatility: The measure of an investment’s variability of returns in one year over a specified time horizon. In general, a higher number indicates a higher degree of risk and a lower number indicates a lower degree of risk.

As shown in the table above, a higher Sharpe Ratio (a value used to measure the excess return per unit of risk for an investment) indicates that an investment has historically offered higher returns per unit of risk relative to other potential investments during the same time period.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	7

† The index returns are hypothetical and do not represent note returns. They reflect the investment returns that a hypothetical investment in the Index might have achieved according to the Index’s rules. The inception date of the Index is December 5, 2007, but hypothetical data can be derived going back to March 5, 2002. Hypothetical data is limited to an origination date of March 5, 2002 due to the fact that data pertaining to the securities that comprise the Index was unavailable prior to this date. The results in the table above assume that no cash was added to or withdrawn from the hypothetical investment and that all distributions were reinvested on a quarterly basis. Your investment will not include this hypothetical reinvestment. While any distribution at maturity or redemption, and any interest payment, will be reduced by an index adjustment amount, the Index does not charge management fees or brokerage expenses, and no such fees or expenses were deducted from the hypothetical performance shown. An investor cannot invest directly in an Index. The results actual investors might achieve will vary from the displayed hypothetical returns.

No one can predict what the Index data will be on any day. We have assumed that the Index would have been highly volatile — meaning that the Index level would have changed substantially in relatively short periods in the past, and its performance can not be predicted for any future period. For these reasons, the actual performance of the Index over any time period may bear little relation to the simulated historical data above. In particular, there can be no assurance that the Index will outperform the S&P 500® Total Return Index or any other financial measure at any given day or over any given period. Before investing in the ETNs, you should consult publicly available information to determine the levels of the Index.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	8

SIMULATED IMPACT OF AN INDEX ADJUSTMENT AMOUNT SHORTFALL ON QUARTERLY INTEREST PAYMENTS

Any quarterly interest payment, which will be based on dividends and distributions paid by the index funds, on your note will be reduced by the applicable index adjustment amount for the given quarter. If an index adjustment amount shortfall occurs as of any interest valuation date, you will not receive any interest payment on the corresponding interest payment date and the shortfall will be carried forward to the next interest valuation date.

The following table demonstrates the effect that an index adjustment amount shortfall could have on the quarterly interest payments that you may receive. The numbers in the leftmost column represent the time elapsed from the trade date, by quarter. The numbers in the second column represent hypothetical closing levels of the index, assuming an initial index level of 25.00. The amounts in the third column represent the reference distribution amounts per quarter for each $25 face amount of your notes and the amounts in the fourth column represent the index adjustment amounts per quarter for each $25 face amount of your notes. The fifth column shows the interest payment you would receive, per $25 face amount of your notes, per quarter and is calculated by subtracting the index adjustment amount for the quarter in the fourth column from the reference distribution amount for the quarter in the third column. The interest payments are also reduced by any applicable index adjustment amount shortfall. The rightmost column represents the index adjustment amount shortfall that would result, and be carried forward to the next interest valuation date, if the index adjustment amount exceeded the reference distribution amount for any quarter.

Quarter End	Current Index Level (Normalized to a starting value of 25)	Reference Distribution Amount	Index Adjustment Amount	Interest Payment	Index Adjustment Amount Shortfall
0	25.00	n/a	n/a	n/a	n/a
1	26.00	$0.48	$0.247	$0.23	$0.00
2	28.00	$0.75	$0.266	$0.48	$0.00
3	27.00	$0.53	$0.257	$0.27	$0.00
4	27.50	$0.40	$0.261	$0.14	$0.00
…
24	28.00	$1.00	$0.266	$0.73	$0.00
25	29.00	$0.91	$0.276	$0.63	$0.00
26	28.25	$0.20	$0.268	$0.00	$0.07
27	30.00	$0.45	$0.285	$0.10	$0.00
…
30	34.00	$1.00	$0.323	$0.68	$0.00
31	32.00	$0.02	$0.304	$0.00	$0.28
32	31.00	$0.03	$0.295	$0.00	$0.55
33	36.00	$1.10	$0.342	$0.21	$0.00

As shown in the table above, any interest payment will depend on whether, for any given quarter, the reference distribution amount for that quarter exceeds the index adjustment amount plus any applicable index adjustment amount shortfall. In the first section of the table above, the reference distribution amount exceeds the index adjustment amount each quarter and no index adjustment amount shortfall occurs. As a result, each quarter, an interest payment would be made in cash in an amount equal to the difference between the reference distribution amount minus the index adjustment amount. In the second section of the table, an index adjustment amount shortfall occurs in the 26th quarter. As a result, no interest payment would be made that quarter and any interest payment made in the next quarter would be reduced by the index adjustment amount shortfall. In the third section of the table, an index adjustment amount shortfall occurs in two consecutive quarters, during which no interest payments would be made. Each index adjustment amount shortfall would be carried forward to the next quarter until it is satisfied. The interest payment that would be made in the 33rd quarter would therefore reduced by the accumulated index adjustment amount shortfall.

SIMULATED HISTORICAL PREMIUM/DISCOUNT & DISTRIBUTIONS OF THE INDEX†

The following charts show the simulated historical average premium/discount to NAV of the index funds constituting the Index as of February 28, 2008 over time, and the hypothetical historical distributions that investors might have received if they invested in the index funds according to the Index methodology. As shown in the graph titled “Simulated Historical Premium/Discount for the Claymore CEF Index versus the Available CEF Universe”, the index funds have historically traded at a deeper discount relative to the rest of the available CEF universe.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	9

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	10

† The Index does not and will not pay distributions. Any distributions paid by the underlying index funds will be accumulated quarterly and, to the extent they exceed the index adjustment amount, paid as interest payments on the ETNs. For more details, please see the section entitled “How will the Return on the Notes be Calculated?”

The charts and table above are provided for purposes of information only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the simulated historical Index data over a past period. The simulated data for the Index are based on observable historical market factors, but are not reflective of true past results since the Index was not calculated prior to December 5, 2007.

WHERE CAN YOU OBTAIN ADDITIONAL INFORMATION ON THE INDEX AND THE ETN?

The Index level is available on Bloomberg page CLMRCEF. For additional information about the Index, see www.claymore.com. You should read this document together with the Prospectus Supplement and the more detailed description of the Index and the ETN therein. You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to Your Notes” in the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access the Prospectus Supplement on the SEC’s website as follows:

•	Amendment no. 2 to the Prospectus Supplement no. 1 dated March 3, 2008: http://www.sec.gov/Archives/edgar/data/886982/000089109208001377/e30607_424b2.htm
•	Prospectus Supplement dated December 4, 2007: http://sec.gov/Archives/edgar/data/886982/000095012307016249/y43308b2e424b2.htm
•	Prospectus dated December 4, 2007: http://sec.gov/Archives/edgar/data/886982/000095012307016249/y43308b2e424b2.htm

TAX TREATMENT OF THE NOTES

The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Pursuant to the terms of the offered notes, GS Finance Corp. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. Subject to the discussion in the second following paragraph, if your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or redemption of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year.

The terms of your notes also require that you include the coupon payments on the notes in ordinary income in accordance with your regular method of accounting. You will be required to treat the coupon payments in such a manner despite the fact that (i) a portion of the coupon payments will be attributable to dividend payments on the underlying CEFs that comprise the index that will constitute “qualified dividend income” or long-term capital gain dividends that are subject to tax at the tax rates applicable to long-term capital gains and (ii) there may be other possible treatments of the coupon payments that would be more advantageous to holders of notes.

Even if your notes are treated as a pre-paid forward contract as described above, it is likely, although the matter is not free from doubt, that the constructive ownership rules of Section 1260 of the Code could require you to treat all or a portion of the gain that you recognize upon the sale, redemption or maturity of your notes as ordinary income to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the CEFs in the index on the date that you purchased your notes and sold the CEF shares on the date of the sale or maturity of the notes, or if earlier, on the date that the amount of the CEF shares in the index is reduced, in which respect an interest charge would be imposed. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above. This opinion assumes that the description of the terms of the notes in this free writing prospectus is materially correct.

In addition, on December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the offered notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the offered notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	11

under such guidance, holders of the offered notes will ultimately be required to accrue income at a different rate than the actual coupon payments under the note and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the notes after the bill is enacted to accrue more interest income than the quarterly interest payments on the notes over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes. GS Finance Corp. intends to continue treating the offered notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

For a further discussion of the tax treatment of your notes as well as possible alternative characterizations, please see the discussion under the heading “Supplemental Discussion of Federal Income Tax” in the accompanying prospectus supplement. Investors are urged to review carefully the section entitled “Supplemental Discussion of Federal Income Tax Consequences” in the Prospectus Supplement for a detailed discussion of the tax treatment of the notes, including alternative tax treatments.

ERISA

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. GS Finance Corp. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90 1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither GS Finance Corp. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by GS Finance Corp. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by GS Finance Corp. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH THE ETNs?

An investment in the ETN is subject to the risks described below, as well as the risks described under the section entitled “What are the Main Risks of GS Connect ETNs”. For a complete set of risk factors, we urge you to read the full Prospectus Supplement.

You May Lose a Significant Amount of Your Investment in the Notes

The amount you will be paid on your notes at the stated maturity date or on any redemption date will depend on the Index level on the determination date or the relevant redemption valuation date, as applicable. In addition, the amount you receive upon redemption will be reduced by the applicable index adjustment amount and the amount you receive at maturity may be reduced by any index adjustment amount shortfall. Therefore if the closing Index level is not sufficiently greater on the determination date or the applicable

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	12

redemption valuation date than the Initial index level, you will be paid less than the face amount of your notes. Depending on the Index level on the applicable date, you could lose a substantial portion and perhaps all of your investment.

Also, the market price of your notes prior to the stated maturity date or the applicable redemption date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date or the applicable redemption date, as the case may be, you may receive far less than your investment in the offered notes.

Even If the Closing Level of the Index on the Determination Date or on the Applicable Redemption Valuation Date Exceeds the Initial Index Level, You May Receive Less than the Face Amount of Your Notes

Because the index adjustment amount, including any accumulated index adjustment amount shortfall, reduces any payment you may receive upon redemption and any index adjustment amount shortfall may reduce any payment you may receive at maturity, the level of the Index on the determination date or the applicable redemption valuation date must exceed the initial Index level significantly in order for you to receive at least the face amount of your notes at maturity or upon redemption. If the level of the Index on the determination date or the applicable redemption valuation date does not increase sufficiently to offset the applicable index adjustment amount or index adjustment amount shortfall, you will receive less than the face amount of your notes at maturity or upon redemption.

The Claymore CEF Index has a Limited Index Level History

The payment amount, if any, for each of your notes is linked to the performance of the Claymore CEF Index, which was created on December 5, 2007. Because the Index has no Index level history prior to that date, limited historical Index level information will be available for you to consider in making an independent investigation of the Index performance, which may make it difficult for you to make an informed decision with respect to an investment in your notes.

Concentration Risks Associated with the Index May Adversely Affect the Market Price of the Notes

Because the Index tracks the performance of a portfolio of CEFs, it is less diversified than other investment portfolios that invest in a broader range of products and, therefore, could experience greater volatility. Additionally, the index funds included in the Index from time to time may be concentrated in a limited number of sectors or follow a limited number of strategies. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries, sectors or strategies. See “The Index – Risks Associated with Closed-End Funds” in the Prospectus Supplement for a discussion of certain risks associated with investments in CEFs generally.

Except that the Index Adjustment Amount on Your Notes Accumulates on a Daily Basis from the Last Interest Valuation Date to the Next Applicable Valuation Date, the Amount Payable on Your Notes Is Not Linked to the Index Level at Any Time Other than the Determination Date or the Applicable Redemption Valuation Date

The final Index level and the Index level used to calculate the early redemption amount will be based on the closing level of the Index on the determination date or the redemption valuation date, respectively (subject to adjustments in case of market disruption or non-trading days). Therefore, if the closing level of the Index dropped precipitously on the determination date or a redemption valuation date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the closing level of the Index prior to such drop in the Index level. Although the actual Index level at the stated maturity date, at any redemption date or at other times during the life of your notes may be higher than the final Index level or the closing level of the Index on a redemption valuation date, as applicable, you will not benefit from the closing level of the Index at any time other than on the determination date or the applicable redemption valuation date, respectively. However, since the index adjustment amount will be calculated and accumulated on a daily basis from the last interest valuation date to the determination date or the applicable redemption valuation date, the daily fluctuation of the Index level on days prior to the stated maturity date or redemption date, as the case may be, will affect the amount payable on your notes on a limited basis.

The Index Level Will Drop by the Accumulated Distribution Amount on a Quarterly Basis

Although the index funds frequently make periodic distributions to holders, the Index does not reinvest dividends and other distributions made by the index funds in the index funds, i.e. the notional shares of the index funds are not increased due to dividends or distributions. Instead, dividends and distributions are added to the value of the Index on a rolling basis and the accumulated distribution amount is subtracted from the Index value at the close of the last index business day in March, June, September and December (each, a “cash adjustment date”). As a result, the Index level drops by the accumulated distribution amount on the following index business day. If you choose to redeem your note immediately following a cash adjustment date, the closing level of the Index on the applicable redemption valuation date may be lower than it was before the cash adjustment date.

Your Notes May Not Pay Interest

You will receive a quarterly interest payment on your notes only if, on the relevant interest valuation date, the accumulated distribution amount exceeds the applicable index adjustment amount. If any index adjustment amount shortfall occurs as of an interest valuation date, you will not receive any interest payment on the corresponding interest payment date and any index adjustment amount shortfall will be added to the index adjustment amount applicable to the next interest valuation date. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Because the index adjustment amount for your notes will be calculated based on the daily closing Index level from the last interest valuation date to the next interest valuation date, higher closing Index levels on any day during that period will result in a higher index

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	13

adjustment amount, which will lower and perhaps preclude any interest payment for that quarter. You must hold your note on the regular record date in order to receive any interest payment on the corresponding interest payment date.

The Market Value of the ETNs May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

A number of factors, many of which are beyond our control, will influence the market value of the ETNs, including:

•	the level of the Index;
•	the volatility of the Index – i.e., the frequency and magnitude of changes in the level of the Index;
•	economic, financial, regulatory and political, military or other events that affect markets generally and the market segments of which the index funds are a part, and which may affect the level of the Index;
•	interest rate and yield rates in the market;
•	the time remaining until the ETNs mature; and
•	the creditworthiness of the issuer and/or guarantor.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Index. Changes in the level of the Index may not result in a comparable change in the market value of your notes. Even if the level of the Index increases above the initial Index level during the life of the offered notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” in the Prospectus Supplement.

Trading and Other Transactions by GS Finance Corp. or its Affiliates in Instruments Linked to the Index or Index Funds May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” in the Prospectus Supplement, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing the index funds or futures and other instruments linked to the Index or index funds. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Index or the funds comprising the Index, which we refer to as index funds, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other Index-linked notes whose returns are linked to changes in the level of the Index or one or more of the index funds. Any of these hedging activities may adversely affect the Index level — directly or indirectly by affecting the price of the index funds — and, therefore, the market value of your notes and the amount we will pay for each of your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the market value of your notes or the payment amount you will receive for each of your notes on the stated maturity date may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index funds or instruments whose returns are linked to the Index or index funds for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the Index level — directly or indirectly by affecting the price of the index funds —and, therefore, the market value of your notes and the amount we will pay for each of your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the index funds. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay for each of your notes at maturity.

There Are Restrictions on the Minimum Number of Notes You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 100,000 notes at one time in order to exercise your right to redeem your notes on any redemption date. You may only redeem your notes on a redemption date if we receive a notice of redemption by e-mail from you by no later than 11:00 a.m., New York City time, on the business day prior to the applicable redemption valuation date and if we subsequently respond by a confirmation of redemption. If we do not receive your notice of redemption by 11:00 a.m., New York City time, on the business day prior to the applicable redemption valuation date or fail to confirm the redemption for any reason, your notes will not be deemed properly designated for redemption and we will not redeem your notes on the applicable redemption date. Your notice of redemption will not be effective until we confirm receipt. See “Specific Terms of Your Notes – Redemption Right” below for more information.

You Have No Rights with Respect to the Index Funds or Rights to Receive Shares in Any Index Funds

Investing in your notes will not make you a holder of any of the index funds. Neither you nor any other holder or owner of your notes will have any rights with respect to any index fund. Any amounts payable on your notes will be made in cash, and you will have no right to receive delivery of shares of any index fund.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	14

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the Index and the index funds that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index or any other factor that may affect the amount that may be paid on the stated maturity date or any redemption date, as applicable, could be adverse to your interests as a beneficial owner of your notes.

Also, Goldman Sachs Execution & Clearing, L.P. (“GSEC”) or another affiliate of GS Finance Corp. acts as the lead market maker for the notes in respect of trading of the offered notes on the New York Stock Exchange Arca, which means that it will help set bid and ask prices for trading. These market maker activities could impact the market value of your notes.

As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On the Stated Maturity Date or Any Redemption Date, As Applicable

As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the final Index level on the determination date or the applicable closing Index level on any given redemption valuation date, as the case may be, which we will use to determine the amount we may pay on the stated maturity date or the applicable redemption date, respectively, and determining whether to postpone the determination date and the stated maturity date or the applicable redemption valuation date, as applicable, because of a market disruption event or non-trading days. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to GS Finance Corp.

An affiliate of Goldman, Sachs & Co. will act as the lead market maker for the notes, which means that it will help set bid and ask prices for trading. These market maker activities could impact the market value of your notes.

The Policies of the Index Sponsor and Changes That Affect the Index or the Index Funds Could Affect the Amount Payable for Each of Your Notes and their Market Value

The policies of the Index sponsor concerning the rebalancing of the Index level, additions, deletions or substitutions of index funds and the manner in which changes affecting the index funds or their sponsors, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable for each of your notes on the stated maturity date and the market value of your notes prior to such date. The amount payable for each of your notes and their market value could also be affected if the Index sponsor changes these policies, for example, by changing the manner in which it calculates the Index level, or if the Index sponsor discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available on the determination date or any redemption valuation date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the Index level on such date(s) — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the Index level on the determination date and the amount payable for each of your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” in the Prospectus Supplement.

Changes in the Composition and Valuation of the Claymore CEF Index May Adversely Affect the Value of Your Notes

The composition of the Claymore CEF Index may change over time, as additional index funds satisfy the eligibility criteria of the Claymore CEF Index or index funds currently included in the Claymore CEF Index fail to satisfy such criteria and those changes could impact the composition of the Index.

In the event that Dow Jones discontinues publication of the Claymore CEF Index or the index sponsor discontinues the index, the calculation agent will make any adjustments, including substitution of a successor index, necessary to achieve an equitable result for investors.

As Sponsor of the Claymore CEF Index, Claymore Will Have the Authority to Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

As further described under “The Index” in the Prospectus Supplement, the Claymore CEF Index is owned by Claymore. Claymore is responsible for the composition, and maintenance of the Claymore CEF Index. The relationship between the Claymore CEF Index and Claymore is discussed under “The Index” in the Prospectus Supplement. The judgments that Claymore, as the sponsor of the Claymore CEF Index, makes in connection with the composition, and maintenance of the Claymore CEF Index, could affect both the market value of your notes and the amount payable on your notes on the stated maturity date or the applicable redemption date, as applicable, if any.

Claymore, in its capacity as Index sponsor, has no obligation to take your interests into consideration for any reason. Claymore may decide to discontinue calculating and publishing the Claymore CEF Index, which would mean that Goldman Sachs International, as calculation agent, would have the discretion to make determinations with respect to the level of the Claymore CEF Index for purposes of calculating the final valuation, if any.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	15

We have also engaged or will engage Claymore to provide certain marketing services relating to the notes. Claymore will be paid a fee for these marketing services, which may present Claymore with a conflict of interest. We may terminate Claymore’s marketing services at any time upon 60 days’ notice.

In addition, CEFs owned or operated by Claymore may be selected as index funds from time to time over the life of the notes. Claymore may receive economic benefits as a result due to hedging activities by us and/or our affiliates. For more information on the methodology underlying the Claymore CEF Index and the selection process, see “The Index” in the Prospectus Supplement.

Your Notes May Not Have an Active Trading Market, and May Not Continue to be Listed over the Life of Your Notes

Although the offered notes are listed for trading on the New York Stock Exchange Arca, there is no assurance that a secondary market for the offered notes will develop. Certain affiliates of Goldman, Sachs & Co. may engage in limited purchase and resale transactions in the offered notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

No assurance can be given as to the continuation of the listing for the life of the offered notes, or the liquidity or trading market for the offered notes. We are not required to maintain any listing of your notes on the New York Stock Exchange Arca.

The Liquidity of the Market for the Offered Notes May Vary Materially From Time to Time

We intend to sell the aggregate principal amount of the offered notes on the original issue date to Goldman, Sachs & Co., our affiliate, which will sell the offered notes from time to time. Also, the aggregate principal amount of the notes outstanding could be reduced at any time by redemptions. Accordingly, the liquidity of the market for your notes could vary materially over the life of the notes. While you may elect to redeem your notes prior to maturity, any redemption will be subject to the conditions and procedures described above and in the Prospectus Supplement, including the condition that you must redeem at least 100,000 notes at one time in order to exercise your right to redeem your notes.

The Calculation Agent Can Postpone the Determination Date and the Stated Maturity Date or a Redemption Valuation Date If a Market Disruption Event on a Non-Trading Day Occurs

If the calculation agent determines that, on the determination date or a redemption valuation date, as applicable, a market disruption event has occurred or is continuing, or if such date is not a trading day, the determination date or such redemption valuation date, respectively, will be postponed until the first trading day on which no market disruption event occurs or is continuing and, in any event, in the case of the determination date, not later than the originally scheduled stated maturity date (or, if the originally scheduled stated maturity date is not a business day, the first business day following the originally scheduled stated maturity date), and in the case of a redemption valuation date, not by more than three business days from the originally scheduled date for such redemption valuation date. In addition, if the determination date is so postponed, the stated maturity date for your notes will also be postponed, although not by more than four business days. Thus, when the determination date is so postponed, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date. Moreover, if the determination date or a redemption valuation date, as applicable, is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, or if such date is not a trading day, that day will nevertheless be the determination date or such redemption valuation date, respectively. If the determination date or a redemption valuation date, as applicable, is postponed due to a market disruption event, the calculation agent will determine the final Index level or the closing Index level on any redemption valuation date, respectively, based on the procedures described under “Specific Terms of Your Notes – Consequences of a Market Disruption Event”in the Prospectus Supplement. In addition, if the calculation agent determines that the Index level or any settlement price that must be used to determine the final Index level or the closing level of the Index on a redemption valuation date, as applicable, is not available on the determination date or the applicable redemption valuation date, respectively, for any other reason, then the calculation agent will determine the final Index level or such closing Index level on a redemption valuation date, respectively, based on its assessment, made in its sole discretion, of the level of the Index or relevant settlement price on such applicable day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” in the Prospectus Supplement.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” in the Prospectus Supplement. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	16

The terms of your notes require that you include the coupon payments on the notes in ordinary income in accordance with your regular method of accounting. You will be required to treat the coupon payments in such a manner despite the fact that (i) a portion of the coupon payments will be attributable to dividend payments on the underlying CEFs that comprise the index that will constitute “qualified dividend income” or long-term capital gain dividends that are subject to tax at the tax rates applicable to long-term capital gains and (ii) there may be other possible treatments of the coupon payments that would be more advantageous to holders of notes.

It is possible that the constructive ownership rules of Section 1260 of the Code could require you to treat all or a portion of the gain that you recognize upon the sale, redemption or maturity of your notes as ordinary income in which respect an interest charge would be imposed.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is reconsidering the tax treatment of structured notes, such as the offered notes, that are currently characterized as prepaid forward contracts, which could adversely affect the value of your notes.

WHAT ARE THE MAIN RISKS ASSOCIATED WITH CLOSED-END FUNDS?

Investments in closed-end funds involve certain risks. Because your notes will be linked to the performance of an Index that tracks closed-end funds, you should carefully consider the risks associated with investments in closed-end funds generally. For information on the risks associated with investments in CEFs generally, please see “The Index—Risks Associated with Closed-End Funds” in the Prospectus Supplement.

LICENSING

We and our affiliates have a non-exclusive license from Claymore Securities, Inc. to use the Claymore CEF Index in connection with the offered notes.

GS CONNECT EXCHANGE TRADED NOTES OVERVIEW

GS Connect ETNs are senior, unsecured obligations of The Goldman Sachs Group, Inc. or one of its affiliates. The ETNs mentioned throughout this document will be issued by GS Finance Corp. and unconditionally guaranteed as to principal, interest and premium (if any) by The Goldman Sachs Group, Inc.

ETNs are SEC-registered notes that are listed on an established stock exchange. ETNs allow investors to gain exposure to underlying markets and strategies that may be difficult to access via traditional investment vehicles, such as stocks and bonds. ETNs are typically not protected against loss of principal and may or may not bear interest. An investor in the ETNs may lose their entire investment.

The following sections provide a general description of the features and risks of ETNs. For a full list of features and risks related to any particular ETN issuance, we urge you to read the Prospectus Supplement associated with the offering.

THE MAIN FEATURES ASSOCIATED WITH GS CONNECT ETNs

•	Market Access to Sophisticated Strategies: GS Connect ETNs allow investors to access innovative investment strategies in a cost efficient and liquid manner. GS Connect ETNs not only provide access to difficult-to-reach markets and sectors, but also provide outperformance strategies against established benchmark indices. Most of our ETNs offer enhancements through non-discretionary trading strategies that aim to generate consistent returns regardless of market direction. However, there can be no assurance that such enhancements would create an enhanced return on the underlying index or strategy. In fact, an investment in an index or strategy may result in a lower return than a corresponding investment in an unmodified index or strategy.
•	Cross-Asset Products: Access to a broad range of asset classes including, but not limited to equities, commodities, foreign exchange and interest rates.
•	Exchange Listing: GS Connect ETNs are listed on major U.S. securities exchanges that provide a high degree of price and trading volume transparency and transferability. While the ETNs are debt securities, they can be bought and sold like shares of stock.
•	Liquidity: ETNs are continuously offered and daily liquidity is offered during normal exchange trading hours. The ETNs can also be redeemed with the issuer on a predetermined basis (if the redemption request size meets certain minimums).
•	Direct Tracking of the Underlying Strategy: GS Connect ETNs typically provide direct exposure to the underlying strategy with no tracking error (other than the deduction of the index adjustment amounts).
•	Issuer Rating: GS Connect ETNs are senior unsecured obligations of The Goldman Sachs Group, Inc. or one of its affiliates. The Goldman Sachs Group, Inc. is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	17

IRS Circular 230 Disclosure: Goldman Sachs does not provide legal, tax or accounting advice. Any statement contained in this communication (including any attachments) concerning U.S. tax matters is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties imposed on the relevant taxpayer. Clients of Goldman Sachs should obtain their own independent tax advice based on their particular circumstances.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Important Risk Disclosures

Use of Simulated Returns - Back-testing and other statistical analyses material that is provided in connection with explanations of the potential returns of this product use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. Goldman Sachs provides no assurance or guarantee that the notes will operate or would have operated in the past in a manner consistent with these materials. As such, any historical returns projected, or any hypothetical simulations based on the analysis provided in relation to the product, may not reflect the performance of, and is no guarantee or assurance in respect of the performance or returns of, any investment in the notes.

We and our affiliates, officers, directors, and employees, including persons involved in the preparation or issuance of this material, may from time to time have “long” or “short” positions in, act as principal in, and buy or sell the securities or derivatives (including options) thereof in, and act as market maker or specialist in, and serve as a director of, companies mentioned in this material. In addition, we may have served as manager or co-manager of a public offering of securities by any such company within the past three years.

The notes are not sponsored, endorsed, sold or promoted by Claymore Securities, Inc. (“Claymore”). Claymore makes no representation or warranty, express or implied, regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Claymore CEF Index (the “Index”) to track general market performance. Claymore’s only relationship to us is the marketing of the notes and the licensing of the Index which is determined, composed and maintained by Claymore without regard to us or the notes. Claymore has no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or maintaining the Index. Claymore shall not be liable to any person for any error in the Index nor shall it be under any obligation to advise any person of any error therein. Certain Claymore CEF Index constituents may be closed-end funds advised by Claymore Advisors, LLC, an affiliate of Claymore Securities, Inc. Claymore Advisors, LLC receives an advisory fee from such closed-end funds as investment adviser. Claymore Securities, Inc. may act as a servicing agent for certain closed-end funds included in the Claymore CEF Index and receives fees for this activity.

CLAYMORE DOES NOT GUARANTEE THE ACCURACY OR UNINTERRUPTED CALCULATION OF THE CLAYMORE CEF INDEX OR ANY DATA INCLUDED THEREIN. CLAYMORE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GS FINANCE CORP., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE CLAYMORE CEF INDEX OR ANY DATA INCLUDED THEREIN. CLAYMORE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE CLAYMORE CEF INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CLAYMORE HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Dow Jones, its affiliates, sources and distribution agents (collectively, the “Index Calculation Agent") shall not be liable to GS Finance Corp., any customer or any third party for any loss or damage, direct, indirect or consequential, arising from (i) any inaccuracy or incompleteness in, or delays, interruptions, errors or omissions in the delivery of the Claymore CEF Index or any data related thereto (the "Index Data") or (ii) any decision made or action taken by GS Finance Corp., any customer or third party in reliance upon the Index Data. The Index Calculation Agent does not make any warranties, express or implied, to GS Finance Corp., any of its customers or any one else regarding the Index Data, including, without limitation, any warranties with respect to the timeliness, sequence, accuracy, completeness, currentness, merchantability, quality or fitness for a particular purpose or any warranties as to the results to be obtained by GS Finance Corp., any of its customers or other person in connection with the use of the Index Data. The Index Calculation Agent shall not be liable to GS Finance Corp., its customers or other third parties for loss of business revenues, lost profits or any indirect, consequential, special or similar damages whatsoever, whether in contract, tort or otherwise, even if advised of the possibility of such damages.

Investors in the ETNs are exposed to the credit risk of the issuer.

GS Connect Exchange Traded NotesSM and GS ConnectSM are service marks of Goldman, Sachs & Co.

The ETNs are not protected against loss of principal and may lose value over time. Please see the Prospectus Supplement for a full description of risk factors relating to the ETNs. Past performance is not indicative of future results.	18